[Letterhead of Pacific Life]
CHARLENE GRANT
Assistant Vice President
Insurance Counsel
Telephone (949) 219-7286
Fax (949) 219-6952
Charlene.Grant@pacificlife.com
April 1, 2009
Mr. Michael L. Kosoff, Esq.
Staff Attorney — Office of Insurance Products
Division of Investment Management
Securities & Exchange Commission
100 “F” Street, N.E.
Washington, DC 20549-4644

Re:	Response to Comments on:
Pacific Life Insurance Company
Pacific Select Exec Separate Account
Pacific Select Exec IV Flexible Premium Variable Life Insurance Policy
Supplement to the Prospectus Dated August 11, 2008
Post-Effective Amendment No. 4, File Nos. 333-150092; 811-05563
Dear Mr. Kosoff:
On behalf of Pacific Life Insurance Company (“Pacific Life”), and the Registrant, following are responses to the comments received from you via telephone conversation on March 26, 2009, in connection with the Post-effective Amendment No. 4 to the registration statement on Form N-6 of registrant (“Registration Statement”) with respect to the Pacific Select Exec IV flexible premium variable life insurance policy (“Policy”), which was filed with the Securities and Exchange Commission (“SEC”) on February 13, 2009.
1.	Please revise the first sentence of the supplement. The contract owner should not have to look to the underlying fund prospectus to understand terms used in the supplement or product prospectus.

Response: The first sentence has been revised as follows: “You’ll find an explanation of what terms mean in your Policy prospectus. You should read the prospectus carefully.”

2.	There is a $100 administrative charge for face amount increases. Please be sure it is described in the Fee Table.

Response: The $100 administrative charge has been added to the fee table under both the SVER Term Insurance Rider and the SVER Term Insurance Rider-Trust/Executive Benefit Rider.

Mr. Michael Kosoff, Esq.
April 1, 2009

3.	Please clarify if the policy owner will be responsible for the termination credit charge if the termination credit is reduced to zero.

Response: The third bullet under SVER Term Insurance Rider — Trust/Executive Benefit has been revised and now reads as follows:
•	the termination credit charge. You will be responsible for the termination credit charge even if the termination credit is reduced to zero.
4.	Please describe the purpose of the termination credit and preface the mathematical description of how it operates with a description set out in plain English.

Response: We have added the following disclosure after the second bullet of paragraph 2 under SVER Term Insurance Rider-Trust/Executive Benefit”: “The purpose of the termination credit is to minimize the impact on earnings for corporations or other entities purchasing the Policy.”

We have also added the following new paragraph beneath the paragraph that begins “Decreases will be effective on the first Monthly Payment Date...” under SVER Term Insurance Rider-Trust/Executive Benefit:

“There are two components to the termination credit:
1.	an amount added to the Policy’s surrender value equal to the premiums paid (subject to a maximum disclosed in the Policy Specifications for this Rider), less withdrawals, multiplied by a percentage that varies by policy duration; and

2.	a refund of the rider charge if the premiums paid under the Policy are less than the maximum premium upon which the first component is determined.”
5.	Please provide an example of how the termination credit operates.

Response: We have included the following example of how the termination credit works before the second paragraph from the bottom of the Rider disclosure (which begins “If the Insured dies while the Rider is in effect...”):
“An example

The Policy is at the end of the fifth Policy Year and
•	(A) = 5%

•	(B) = $50,000

•	(C) = 0.25%

•	(D) = 60

•	(E) = $10,000

•	(F) = $50,000

•	(G)= 5
Termination Credit Part 1 = 5% x [50,000 or 5 x 10,000] = $2500

Mr. Michael Kosoff, Esq.
April 1, 2009

Termination Credit Part 2 = 0.25% x 60 months x (10,000 – (50,000/5)) = $0

The total of Termination Credit Part 1, or $2,500, and Termination Credit Part 2, or $0, will result in the addition of $2,500 to the Policy’s Net Cash Surrender Value.
6.	If the Registrant wishes to rely on the exemption in Rule 12h-7 to avoid filing the Exchange Act reports of the Depositor, please include the statement required by 12h-7(f) in the prospectus.

Response: We will add disclosure prescribed by Rule 12h-7(f) to the May 1, 2009 prospectuses.

7.	Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response: We respectfully submit that we included the Tandy Representation in the cover letter to the filing of Post-effective Amendment No. 4 to the registration statement on Form N-6 for this Policy. However, we again acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael Kosoff, Esq.
April 1, 2009

If you have any questions or further comments, please call me at (949) 219-7286.
Sincerely,
/s/CHARLENE GRANT
Charlene Grant